SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

X
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the period October 30, 2015 to December 31, 2015

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from     ____________________ to _______________________________

Commission file number: 001-37494

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CSRA 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CSRA Inc.
3170 Fairview Park Drive
Falls Church, Virginia 22042

CSRA 401(k) Plan

TABLE OF CONTENTS	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND FOR THE PERIOD FROM INCEPTION AT OCTOBER 30, 2015 TO DECEMBER 31, 2015:

Statement of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2015:
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year)	S-1

EXHIBIT 23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
CSRA 401(k) Plan
Falls Church, Virginia

We have audited the accompanying Statement of Net Assets Available for Benefits of the CSRA 401(k) Plan (the Plan) as of December 31, 2015, and the related Statement of Changes in Net Assets Available for Benefits for the period October 30, 2015 (date of inception of the Plan) through December 31, 2015. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the period October 30, 2015 (date of inception of the Plan) through December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplementary information listed in the table of contents as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 28, 2016

CSRA 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015

2015

ASSETS:
Total participant-directed investments - at fair value	$1,003,005,774

Receivables:
Employer contribution receivable	20,715,935
Notes receivable from participants	18,742,806
Accrued investment income	919,621
Unsettled trade receivables	712,153
Employee contribution receivable	3,533,676
Total receivables	44,624,191
Total assets	1,047,629,965

LIABILITIES:
Unsettled trade payables and accrued expenses	2,255,055
Total liabilities	2,255,055

NET ASSETS AVAILABLE FOR BENEFITS	$1,045,374,910

See accompanying notes to the financial statements.

CSRA 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD OCTOBER 30, 2015 (DATE OF INCEPTION OF THE PLAN) TO DECEMBER 31, 2015

2015
ADDITIONS:
Investment income (loss):
Net depreciation in fair value of investments	$(26,375,731)
Dividends	21,151,486
Interest	490,131
Net investment loss	(4,734,114)

Contributions:
Participant contributions	15,259,763
Employer contributions	21,069,168
Participant rollovers	345,359
Total contributions	36,674,290

Interest income on notes receivable from participants	118,289
Total additions	32,058,465

DEDUCTIONS:
Distributions to participants	8,040,420
Administrative expenses	106,940
Total deductions	8,147,360

NET INCREASE IN ASSETS	23,911,105
TRANSFERS OF ASSETS FROM ANOTHER PLAN	1,021,463,805

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	—
End of year	$1,045,374,910

See accompanying notes to the financial statements.

CSRA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND FOR THE PERIOD OCTOBER 30, 2015 (DATE OF INCEPTION OF THE PLAN) TO DECEMBER 31, 2015

Note 1 -- Description of the Plan

The following brief description of the CSRA 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
CSRA Inc. (formerly known as Computer Sciences Government Services, Inc.), its subsidiaries, and those joint ventures and partnerships over which CSRA Inc. exercises control and that participate in the Plan are hereafter collectively referred to as “CSRA”, the "Plan Sponsor" or “the Company”.
The CSRA Employee Benefits Fiduciary Committee (the "Committee") consists of members appointed by the Board of Directors of CSRA Inc. and is responsible for the overall administration of the Plan. The Committee has engaged a third party, Aon Hewitt, to provide record keeping and administrative services.
The Plan is intended to qualify as a defined contribution plan under the appropriate sections of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), in order to provide eligible employees with tax advantaged long-term savings for retirement. Refer to Note 3 - Tax Status, for further discussion associated with the Plan's compliance with applicable requirements of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Spin-off Transfers In - On November 27, 2015, CSRA became an independent, publicly traded company through the consummation of a spin-off (the "Spin-Off") by Computer Sciences Corporation ("CSC") of its U.S. public sector business. On November 30, 2015, following two mergers (the "Mergers") involving SRA Companies, Inc. ("SRA Parent") and two wholly-owned subsidiaries of CSRA Inc., SRA International, Inc. ("SRA") became an indirect, wholly-owned subsidiary of CSRA Inc.
Effective on November 27, 2015, the Spin-Off was completed pursuant to a Master Separation and Distribution Agreement, Employee Matters Agreement, and several other agreements with CSC. Those agreements govern the relationship between CSRA and CSC following the Spin-Off and provide for the allocation of various assets, liabilities, rights and obligations. SRA sponsors the SRA International Inc. 401(k) Savings Plan, which following the Mergers continues to be maintained for employees of SRA.
On October 30, 2015, in anticipation of the Spin-Off, the Company adopted the Plan (formerly known as the Computer Sciences Governmental Services 401(k) Plan) for the benefit of eligible participants. On the date of its establishment, the Plan has terms that are substantially identical to the terms of the Computer Sciences Corporation Matched Asset Plan (the "Prior Plan").
Effective on October 30, 2015, CSC transferred in-kind the accounts (including any outstanding loan balances) in the Prior Plan attributable to employees who became participants ("CSRA 401(k) Plan Beneficiaries") in the Plan. The transfer also included all of the assets and liabilities in the Prior Plan related thereto. The Plan accepted such transfer of accounts and underlying assets and liabilities and, effective as of the date of such transfer, assumed and agreed fully to perform, pay, and discharge, all obligations of the Prior Plan relating to the transferred accounts of the CSRA 401(k) Plan Beneficiaries as of the establishment date. The transfer of assets and liabilities was designed to be conducted in accordance with applicable regulatory requirements, including those under the Code and ERISA.
Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.

Interest in the CSRA Sponsored Trust - The Plan's investments are in a trust sponsored by the Company (the "CSRA Trust"). The CSRA Trust is not considered a master trust for reporting purposes. The assets of the CSRA Trust are held by The Bank of New York Mellon, as trustee (the “Trustee”). At December 31, 2015, Investment income and administrative expenses relating to each discretionary or directed fund within the CSRA Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. The Plan reports its investment in the trust account based on an allocation of individual investments of the trust account.
Eligibility and Participation - Any eligible employee (as defined in the Plan document) who has satisfied the Plan's age requirement and who receives a stated compensation in respect of employment on the United States of America payroll of the Company, is eligible to become a participant. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.
Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined by the Plan) to be deferred and contributed to the Plan on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and held in the forfeiture account to be applied to reduce future Company contributions or Plan administrative expenses. The Plan permits participants age 50 and over to make additional “catch-up” contributions in excess of the above statutory limit. The catch-up provision provided these participants the opportunity to contribute up to an additional $6,000 on a pre-tax basis in 2015.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts.
The Plan posts an annual match for all participants. The employer matching contribution is posted to a participant's account in January of the year following the year in which they earned it. In order to receive this matching contribution, participants must remain employed through the end of the year or terminate due to retirement or death. The select participants that may receive a matching contribution during the year include collectively bargained employees and service contract employees.
Participants should refer to the Plan document for more information about the aforementioned groups.
Rollover Contributions - The Plan accepts qualifying rollover contributions made by participants.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. This includes the ability for participants to elect their investments in the Plan which includes the Plan sponsor match. After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible pay-date once per calendar month. In addition, a participant may elect to redesignate twice per month any amounts in his or her account as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.
Participants can direct the investment of their contributions and account balance into various investment options offered by the Plan. The Plan currently offers the 21 investment options listed below. The Plan restructured the investment options to include five options (which were restructured by the Prior Plan effective April 1, 2015) that may include multiple managers under a single net asset value ("NAV"). These options include the Bond Option, Global Equity Index Option, Strategic Equity Option, Strategic Allocation Option, and Strategic Real Asset Option. Additionally, the Plan offers a mutual fund self-directed brokerage window for participants (which was implemented by the Prior Plan, effective July 1, 2015). The T. Rowe Price Stable Value Fund is not available to new participants or to new contributions. The Plan also includes two options representing single company equity exposure as a result of the Spin-Off by CSC, the CSRA Stock Fund and the CSC Stock Fund. The Committee has engaged a third-party fiduciary to monitor the CSC Stock Fund and to sell the remaining shares of this fund during calendar year 2016 with the proceeds deposited into the applicable Qualified Default Investment Alternative ("QDIA"). The investment options are determined by the Committee.
The investment return, gains and losses, in the respective funds fluctuates on a daily basis within a participant's account due to changes in the NAVs of the funds.
Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.
The majority of participants have a vested interest in their matching contributions account of 100% after achieving one full year of service. For certain groups of participants, vesting in their matching contributions account, as defined in the Plan, is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability.
Any nonvested portion of the matching contributions account will be forfeited at the earlier of five one-year consecutive Breaks in Service, as defined in the Plan, or upon withdrawal from the Plan. Such forfeitures transferred in from the Prior Plan amounted to $1,007,419. Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses and restore amounts previously forfeited by terminated employees. The Plan had a forfeiture balance of $1,007,501 at December 31, 2015.
Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to certain groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2). The rules of payment of a participant's distributable benefit depend upon the age of the participant, the number of years of service completed by the participant, and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant.
Administrative Expenses - Certain administrative expenses are paid by the Plan Sponsor, as provided by the Plan. Effective November 27, 2015, a $3.20 monthly administration fee is applied to accounts of terminated participants. The pro-rata cost incurred for investment advisory services provided to the plan was $20,833.

Note 2 -- Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

New Accounting Standards - During the period October 30, 2015 to December 31, 2015, CSRA adopted the following Accounting Standard Update ("ASU"):
In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Response Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient" ("ASU 2015-12"). ASU 2015-12 simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient for plans with a fiscal year-end that does not coincide with a month-end. The guidance in ASU 2015-12 does not apply to the financial reporting for the Plan Sponsor; rather, it applies only to the Plan's financial statements. As permitted, the Plan early adopted ASU 2015-12, effective for the period October 30, 2015 (date of inception of the Plan) to December 31, 2015. Part (III) is required to be adopted prospectively. Early adoption of ASC 2015-12 did not have a material impact on the Company's disclosures or the presentation of the statement of net assets available for benefits. Part (III) is not applicable to the Plan.
Standards Issued But Not Yet Effective - The following ASU was recently issued but has not yet been adopted by CSRA:

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (ASU 2015-07). ASU 2015-07 exempts investments measured using the net asset value practical expedient in Topic 820 from categorization within the fair value hierarchy. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at NAV on the measurement date, never redeemable with the investee at NAV, or redeemable with the investee at a future date. The new accounting guidance will eliminate diversity in practice surrounding how investments measured at NAV under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. ASU 2015-07 is effective retrospectively for fiscal years beginning after December 15, 2015, with early adoption permitted. ASU 2015-07 is not expected to have a material impact on the Plan's financial statements and disclosures.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan Sponsor to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant estimate relates to the valuation of investments in the Plan.
Risks and Uncertainties - The Plan utilizes various investment instruments, including short-term investment funds ("STIF"), fixed income securities, commingled funds, a stable value fund, Company stock, and self-directed brokerage accounts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
The Plan also invests in securities of international companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
Security Transactions - Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation

(depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Valuation of Investment Securities - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan's valuation policies utilizing information provided by third-party investment advisers. Refer to Note 4 - Fair Value Measurements.
Investments in the STIF are stated at amortized cost, which approximates fair value. Fixed income securities including U.S. Treasuries, U.S. government agencies fixed income securities, corporate bonds, mortgage backed, asset backed and other fixed income securities are generally valued using model-based pricing methods that use observable market data as inputs. Investments in commingled funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year. Self-directed brokerage accounts are stated at fair value based upon quoted market prices.
Shares of CSRA and CSC common stock are valuated at the last reported quoted market price per share on the last day of trading of the year.
The Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the "Fund"), which is not available to new participants and to new contributions. The Fund is stated at the fair value. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund's constant NAV of $1 per unit. The Fund invests principally in Guaranteed Investment Contracts ("GICs") issued by insurance companies; Bank Investment Contracts ("BICs") issued by banks; Synthetic Investment Contracts ("SICs") issued by banks, insurance companies and other issuers, as well as the securities supporting such SICs; separate account contracts ("SACs"); and other similar instruments which are intended to maintain a constant NAV.

On occasion, trades or fund exchanges initiated by a CSRA 401(k) Plan Beneficiary may not settle by the last day of a calendar year but will settle in the subsequent plan year. In that event, the CSRA 401(k) Plan Beneficiary's account is credited with the cash value of such trades and fund exchanges and the cash is reported as accrued investment income on the statements of net assets available for benefits. As of December 31, 2015, there were unsettled transactions of $712,153.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2015.
Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Note 3 -- Tax Status

The Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan has not obtained a tax determination letter from the U.S. Internal Revenue Service ("IRS"). The Plan is currently in the process of requesting a determination letter from the IRS stating that the Plan is qualified under appropriate sections of the Code. Because the Company believes that the Plan is designed and currently being operated in compliance with applicable requirements of the Code to be tax-exempt, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires the Plan Sponsor to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan Sponsor has determined that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

Note 4 -- Fair Value Measurements

ASC 820, "Fair Value Measurement" ("ASC 820") establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As such, the Plan classifies investments into the following three-level hierarchy, in priority order, based on valuation inputs used to determine fair value.

•Level 1 refers to securities valued using quoted prices from active markets that the Plan has the ability to access for identical assets.

•Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available, or securities for which model-derived valuations have inputs that are observable or have significant value drivers that are observable. Inputs to the valuation methodology include:
◦Quoted prices for similar assets in active markets
◦Quoted prices for identical or similar assets in active markets

◦Inputs other than quoted market prices that are observable for the asset
◦Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

•Level 3 refers to securities valued based on significant unobservable inputs.

Categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company has certain investments that are valued using NAV as the practical expedient. However, none of these investments have limits on their redemption.

Asset Valuation Techniques - Cash and cash equivalents are primarily short-term investment funds that are categorized as Level 2 and are stated at amortized cost, which approximates fair value.
U.S. and global equity securities in separately managed funds are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price. Equity securities in commingled funds are categorized as Level 2.
Fixed income securities are generally categorized as Level 2. These investments are generally valued using model-based pricing methods that use observable market data as inputs. Broker-dealer bids or quotes of securities with similar characteristics may also be used.
The following table provides examples of inputs that are commonly relevant for valuing particular classes of fixed-income securities in which the Plan invests. However, these classifications are not exclusive, and any of the inputs may be used to value any other class of fixed-income security.

Fixed income class	Examples of inputs

All
Trade execution data, live trading levels, cash flows, bids, offers, quotes, spreads, indices, Treasury curves, observed market movements, volatility, specific terms and conditions (collectively referred to as “standard inputs”)

Corporate bonds	Standard inputs and events affecting market sectors and individual issuer credit worthiness

U.S. Treasuries, U.S. government sponsored entities, state and local obligations, non-U.S. government securities	Standard inputs

Mortgage backed securities, asset backed securities	Standard inputs, prepayment speeds, actual pool, and collateral information

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2015 is as follows:

	Investment Assets at Fair Value as of December 31, 2015
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	Level 1	Level 2	Level 3	Fair Value

Commingled funds	$474,267,414	$491,806,281	$—	$966,073,695
Mutual funds	25,941,331	—	—	25,941,331
Self-directed brokerage accounts	10,990,748	—	—	10,990,748

Total Investments at Fair Value	$511,199,493	$491,806,281	$—	$1,003,005,774
Commingled Funds - The following funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants. The investment strategy for each commingled fund category as presented above is as follows:

•	Short-term investment funds

The Money Market Fund is a commingled STIF utilized for the Money Market Fund option for participants and holds highly liquid, short-term investment, and therefore is classified as cash and cash equivalents.

The Collective STIF (an underlying investment of separately managed funds) for the investment of overnight cash holdings and holds exchange traded and short duration securities.

•	Equity commingled funds

The Mellon EB Daily Liquidity Stock Index Fund ("S&P 500 Index Fund") holds each stock in the S&P 500 Index. Each stock in this fund is held near its S&P 500 Index proportion weights. The Index is structured to approximate the general distribution of the industries in the U.S. economy.

The Mellon EB Daily Liquidity Market Completion Fund ("U.S. Equity Completion Fund") seeks to match the performance of the Dow Jones 4500 Completion Index, which is made up of the universe of mid- and small-size companies. This fund samples from the smaller company stocks and optimizes the investment universe to reflect the characteristics of the entire Index.

The Mellon EB Daily Liquidity ACWI ex-U.S. Fund ("International Equity Fund") holds each stock in the ACWI ex US Index ("The Index"). Each stock in this fund is held near its ACWI ex US Index proportion weights. The Index is structured to approximate the general distribution of the industries in the non-U.S. economy.

The Global Equity Fund issued by Fidelity Institutional Asset Management ("Strategic Equity Option") holds U.S. and international stocks in the MSCI World Index. This fund is actively managed. The Index is structured to approximate the general distribution of the industries in the U.S. and non-U.S. economies.

•	Fixed income commingled fund

The Government TIPS Bond Fund issued by Mellon Capital seeks to match the return of the Barclays Capital Inflation Notes Index by investing in a portfolio of U.S. Treasury inflation protected securities. The manager seeks to remain duration neutral to the Index at all times and seeks to match overall sector and security weightings to the Index. The strategy is one of full replication, owning a market-value weight of each security in the benchmark.

•	Stable value fund

The T. Rowe Price Stable Value Common Trust Fund invests primarily in a portfolio of GICs, BICs, and SICs, including underlying fixed income securities supporting SICs. Contracts are issued by U.S. insurance companies, U.S. banks, and U.S. branches of foreign insurance companies and foreign banks.

•	Balanced commingled funds

The SSgA Target Series of Investment Funds (Retirement and the Target Series Retirement Funds, 2015 through 2060) provide a diversified allocation of stocks, bonds, REITs and commodities. The specific allocation is determined by the expected retirement date. Professional managers then adjust the index fund mix annually, forming an increasingly more conservative asset allocation as the retirement date approaches.

The Global Asset Allocation Fund issued by BlackRock, the Global Asset Allocation Mutual Fund issued by PIMCO, and the Global Asset Allocation Mutual Fund issued by GMO are global tactical asset allocation funds and the manager for each decides how much to invest in stocks, bonds, commodities or other investments. These funds are actively managed.

Mutual funds and Self-Directed Brokerage Accounts - These types of securities are valued at the closing price reported in the active market in which the individual securities are traded, if available. Where there is no readily available market quotation, we determine fair value primarily based on pricing sources with reasonable levels of price transparency. Self-directed brokerage accounts include mutual funds.

Note 5 -- Notes Receivable from Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.
Loan amounts are taken from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments are returned to the participants' accounts in the reverse order of the priority specified in the Plan's loan rules. Interest payments are prorated to the participants' accounts based on each account's outstanding principal. Both loan principal and interest repayments are invested according to the participant's current investment fund elections. Principal and interest are paid rateably through payroll deductions. Loan balances that are unpaid by participants are treated as deemed distributions upon default. Delinquent notes from participants are treated as distributions based upon the terms of the plan document.

Note 6 -- Exempt Party-in-Interest Transactions

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management. The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, transactions with these funds qualify as exempt party-in-interest transactions.
At December 31, 2015, the Plan held 17,832,451 shares of common stock of CSRA, Inc., the sponsoring employer, with a cost basis of $70,212,110. The Plan received $16,488,145 in dividends from CSRA, Inc. common stock for the period October 30, 2015 to December 31, 2015.

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost**	(e) Current Value

*	Mellon Bank, N.A.	CORP/T VAR RT	12/29/2049		58,800
	JP Morgan Chase & Co	VAR RT	12/29/2049		49,813
	JP Morgan Chase Capital XXIII	VAR RT	5/15/2077		60,200
	Metlife Inc.	VAR RT	12/29/2049		40,700
	State Street Capital Trust IV	VAR RT	6/1/2077		40,875
	State Street Corp	VAR RT	12/29/2049		20,125
			Total preferred stocks		270,513

*	CSRA Employee Loan Fund - Participant Loans	Interest rates range from 3.25% to 9.75%. Maturities range from 2004 to 2029			18,742,806

*	Mellon Bank, N.A.	EB DL NON SL TIPS FUND			20,822,887
*	Mellon Bank, N.A.	EB TEMP INV FD VAR RT			1,438,394
	State Street Global Advisor	SSGA TARGET RETIREMENT 2015 SL			33,679,936
	State Street Global Advisor	SSGA TARGET RETIREMENT 2020 SL			67,731,842
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL			72,498,933
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL			54,400,368
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL			36,124,081
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL			26,468,058
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL			14,475,102
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL			13,611,404

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	State Street Global Advisor	SSGA TARGET RETIREMENT 2055 SL				789,516
	State Street Global Advisor	SSGA TARGET RETIREMENT 2060 SL				1,096,438
	State Street Global Advisor	SSGA TARGET RETIREMENT INCOME				17,105,711
	State Street Global Advisor	SHORT TERM TREASURY				61,510,371
	CSGS EB LIQUIDITY MARKET COMPLETION UNIT	TRUST INVESTMENT ACCTS				24,915,387
	CSGS EB LIQUIDITY STOCK UNIT	TRUST INVESTMENT ACCTS				110,385,396
	CSGS GMO BENCHMARK FREE UNIT	TRUST INVESTMENT ACCTS				13,588,396
	CSGS MELLON ACWI-EX US UNIT	TRUST INVESTMENT ACCTS				123,448,088
	CSGS PIMCO ALL ASSET UNIT	TRUST INVESTMENT ACCTS				12,352,935
	CSGS PYRAMIS UNIT	TRUST INVESTMENT ACCTS				32,093,030
	CSGS BLACKROCK GLOBAL ALLOCATION UNIT	TRUST INVESTMENT ACCTS				13,531,614
	T. Rowe Price	T ROWE PRICE STABLE VALUE				1,216,811
			Total interest in common/collective trusts			753,284,698

	21ST CENTURY FOX AMERICA 144A	Preferred corporate bonds	3.700%	10/15/2025		9,975
	ACTAVIS FUNDING SCS	Preferred corporate bonds	3.850%	6/15/2024		5,009
	ALIBABA GROUP HOLDING 144A	Preferred corporate bonds	1.625%	11/28/2017		197,493
	AMERICAN AIRLINES 2015-1 CLASS	Preferred corporate bonds	3.375%	11/1/2028		23,637
	AMERICAN CREDIT ACCEP 1 A 144A	Preferred corporate bonds	1.430%	8/12/2019		68,582
	AMERICAN EXPRESS CREDIT AC 2 A	Preferred corporate bonds	1.260%	1/15/2020		149,696
	AMERICREDIT AUTOMOBILE REC 2 C	Preferred corporate bonds	2.640%	10/10/2017		46,776

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	ANALOG DEVICES INC	Preferred corporate bonds	3.900%	12/15/2025		5,048
	ANALOG DEVICES INC	Preferred corporate bonds	5.300%	12/15/2045		5,151
	ANHEUSER-BUSCH INBEV WORLDWIDE	Preferred corporate bonds	3.750%	7/15/2042		12,888
	APPLE INC	Preferred corporate bonds	2.000%	5/6/2020		49,948
	APPLE INC	Preferred corporate bonds	2.850%	5/6/2021		66,567
	APPLE INC	Preferred corporate bonds	3.450%	2/9/2045		12,914
	APPLIED MATERIALS INC	Preferred corporate bonds	3.900%	10/1/2025		25,135
	ARI FLEET LEASE TRUST B A 144 A VAR RT	Preferred corporate bonds		1/15/2021		30,325
	AVALONBAY COMMUNITIES INC	Preferred corporate bonds	3.500%	11/15/2025		4,952
	BAMLL COMMERCIAL M 200P B	Preferred corporate bonds	3.490%	4/14/2033		132,254
	BANC OF AMERICA COMMER UBS7 XA VAR RT	Preferred corporate bonds		9/15/2048		80,985
	BANC OF AMERICA COMMER 3 A1A VAR RT	Preferred corporate bonds		6/10/2049		74,722
	BANC OF AMERICA COMMER 4 A1A VAR RT	Preferred corporate bonds		2/10/2051		91,559
	BANC OF AMERICA COMMER 4 AM	Preferred corporate bonds	5.675%	7/10/2046		56,147
	BANK OF NEW YORK MELLON CORP/T	Preferred corporate bonds	3.000%	2/24/2025		63,921
	BARCLAYS PLC	Preferred corporate bonds	2.000%	3/16/2018		198,806
	BEAR STEARNS COMMERCIAL PW17 A1A VAR RT	Preferred corporate bonds		6/11/2050		88,543
	BERKSHIRE HATHAWAY ENERGY CO	Preferred corporate bonds	6.500%	9/15/2037		85,192
	BIOGEN INC	Preferred corporate bonds	4.050%	9/15/2025		10,045
	BIOGEN INC	Preferred corporate bonds	5.200%	9/15/2045		10,004

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	BOEING CO	Preferred corporate bonds	3.500%	3/1/2045		4,610
	BRISTOL-MYERS SQUIBB CO	Preferred corporate bonds	4.500%	3/1/2044		16,215
	BURLINGTON NORTHERN SANTA FE L	Preferred corporate bonds	4.550%	9/1/2044		19,307
	BURLINGTON NORTHERN SANTA FE L	Preferred corporate bonds	4.150%	4/1/2045		54,380
	CDP FINANCIAL INC 144A	Preferred corporate bonds	4.400%	11/25/2019		275,563
	CGBAM COMMERCIAL M SMRT B 144A	Preferred corporate bonds	3.213%	4/10/2028		191,077
	CHASE ISSUANCE TRUST A1 A1	Preferred corporate bonds	1.150%	1/15/2019		99,923
	CHASE ISSUANCE TRUST A6 A6	Preferred corporate bonds	1.260%	7/15/2019		234,508
	CHRYSLER CAPITAL AUT AA B 144 A	Preferred corporate bonds	1.760%	8/15/2019		168,106
	CITIBANK CREDIT CARD ISS A1 A1	Preferred corporate bonds	2.880%	1/23/2023		102,114
	CITIBANK CREDIT CARD ISS A8 A8	Preferred corporate bonds	5.650%	9/20/2019		213,652
	CITIGROUP COMMERCIAL MO C6 A1A VAR RT	Preferred corporate bonds		12/10/2049		216,063
	CITIGROUP COMMERCIAL MOR P1 XA VAR RT	Preferred corporate bonds		9/15/2048		99,077
	COCA-COLA CO	Preferred corporate bonds	2.875%	10/27/2025		44,363
	COMCAST CORP	Preferred corporate bonds	4.200%	8/15/2034		34,671
	COMCAST CORP	Preferred corporate bonds	4.400%	8/15/2035		15,119
	COMCAST CORP	Preferred corporate bonds	4.600%	8/15/2045		25,374
	COMCAST CORP	Preferred corporate bonds	6.500%	11/15/2035		87,732
	COMCAST CORP	Preferred corporate bonds	7.050%	3/15/2033		12,902
	COMM 2012-9W57 MOR 9W57 A 144A	Preferred corporate bonds	2.365%	2/10/2029		120,783

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	COMM 2013-GAM GAM A2 144A	Preferred corporate bonds	3.367%	2/10/2028		100,760
	COMM 2013-LC6 MORTGAGE LC6 XA VAR RT	Preferred corporate bonds		1/10/2046		63,661
	COMM 2014-LC15 MORTGAG LC15 A4	Preferred corporate bonds	4.006%	4/10/2047		20,918
	COMM 2014-PAT MORTG PAT A 144A VAR RT	Preferred corporate bonds		8/13/2027		123,121
	COMM 2014-TWC MORTG TWC A 144A VAR RT	Preferred corporate bonds		2/13/2032		98,861
	COMM 2015-3BP MORTG 3BP A 144A	Preferred corporate bonds	3.178%	2/10/2035		97,994
	COMM 2015-DC1 MORTGAGE DC1 A5	Preferred corporate bonds	3.350%	2/10/2048		24,774
	COMM 2015-LC21 MORTGAG LC21 XA VAR RT	Preferred corporate bonds		7/10/2048		101,319
	COMMERCIAL MORTGAGE LTRT B 144A	Preferred corporate bonds	3.800%	10/5/2030		98,229
	COMMERCIAL MORTGAGE PAS CR3 A1	Preferred corporate bonds	0.666%	10/15/2045		49,542
	COMMERCIAL MORTGAGE TRU GG9 A4	Preferred corporate bonds	5.444%	3/10/2039		123
	CORE INDUSTRIAL T WEST XA 144A VAR RT	Preferred corporate bonds		2/10/2037		103,029
	CORE INDUSTRIAL TR WEST A 144A	Preferred corporate bonds	3.292%	2/10/2037		98,272
	CREDIT SUISSE NEW YORK	Preferred corporate bonds	1.375%	5/26/2017		248,819
	CREDIT SUISE COMMERCIAL C1 AJ VAR RT	Preferred corporate bonds		2/15/2039		53,679
	CROWN CASTLE TOWERS LLC 144A	Preferred corporate bonds	6.113%	1/15/2040		169,052
	DBRR 2013-EZ3 TRUST EZ3 144A VAR RT	Preferred corporate bonds		12/18/2049		61,658
	DBUBS 2011-LC1 MO LC1A A2 144A	Preferred corporate bonds	4.528%	11/10/2046		157,255
	DEERE & CO	Preferred corporate bonds	2.600%	6/8/2022		59,160
	DEUTSCHE BANK AG LONDON	Preferred corporate bonds	1.350%	5/30/2017		198,711

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	DRIVE AUTO RECEIVAB AA A2 144A	Preferred corporate bonds	1.010%	11/15/2017		31,050
	DUKE ENERGY CAROLINAS LLC	Preferred corporate bonds	1.750%	12/15/2016		135,744
	DUKE ENERGY CAROLINAS LLC	Preferred corporate bonds	3.750%	6/1/2045		18,523
	DUKE ENERGY CORP	Preferred corporate bonds	3.750%	4/15/2024		20,264
	DUKE ENERGY FLORIDA LLC	Preferred corporate bonds	6.400%	6/15/2038		31,972
	DUKE UNIVERSITY	Preferred corporate bonds	4.077%	10/1/2048		14,793
	ELI LILLY & CO	Preferred corporate bonds	3.700%	3/1/2045		9,354
	EOG RESOURCES INC	Preferred corporate bonds	3.900%	4/1/2035		18,311
	FLORIDA POWER & LIGHT CO	Preferred corporate bonds	4.950%	6/1/2035		16,470
	FLORIDA POWER & LIGHT CO	Preferred corporate bonds	5.950%	2/1/2038		37,367
	FORD CREDIT AUTO OWNER TR C A2	Preferred corporate bonds	0.610%	8/15/2017		32,059
	FORD CREDIT FLOORPLAN MAST 2 A	Preferred corporate bonds	1.920%	1/15/2019		241,152
	GAHR COMMERCIAL NRF AFL1 144A VAR RT	Preferred corporate bonds		12/15/2034		129,556
	GE COMMERCIAL MORTGAGE C1 A1A VAR RT	Preferred corporate bonds		12/10/2049		72,442
	GENERAL ELECTRIC CO	Preferred corporate bonds	2.700%	10/9/2022		54,769
	GENERAL ELECTRIC CO	Preferred corporate bonds	4.500%	3/11/2044		61,748
	GILEAD SCIENCES INC	Preferred corporate bonds	3.650%	3/11/2044		10,085
	GILEAD SCIENCES INC	Preferred corporate bonds	4.750%	3/1/2046		10,120
	GILEAD SCIENCES INC	Preferred corporate bonds	4.800%	4/1/2044		20,079
	GLAXOSMITHKLINE CAPITAL PLC	Preferred corporate bonds	2.850%	5/8/2022		20,155

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	GOLDMAN SACHS GROUP INC/THE	Preferred corporate bonds	2.750%	9/15/2020		19,987
	GOLDMAN SACHS GROUP INC/THE	Preferred corporate bonds	3.750%	5/22/2025		65,433
	GOLDMAN SACHS GROUP INC/THE	Preferred corporate bonds	4.750%	10/21/2045		14,901
	GOLDMAN SACHS GROUP INC/THE	Preferred corporate bonds	6.150%	4/1/2018		21,718
	GS MORTGAGE SECURITIES GC18 A4	Preferred corporate bonds	4.074%	1/10/2047		42,115
	GS MORTGAGE SECURITIES GC22 B VAR RT	Preferred corporate bonds		6/10/2047		45,693
	GS MORTGAGE SECURITIES GC22 C VAR RT	Preferred corporate bonds		6/10/2047		44,620
	GS MORTGAGE SECURITIES GC5 A2	Preferred corporate bonds	2.999%	8/10/2044		34,799
	HOME DEPOT INC	Preferred corporate bonds	4.250%	4/1/2046		15,334
	HOME DEPOT INC	Preferred corporate bonds	4.400%	3/15/2045		31,007
	HSBC USA INC	Preferred corporate bonds	2.350%	3/5/2020		212,501
	HSBC USA INC	Preferred corporate bonds	2.750%	8/7/2020		155,016
	HYUNDAI CAPITAL AMERICA 144A	Preferred corporate bonds	2.400%	10/30/2018		19,938
	HYUNDAI CAPITAL AMERICA 144A	Preferred corporate bonds	3.000%	10/30/2020		54,737
	IFC SBA LOAN-BACKED A 1 A 144A VAR RT	Preferred corporate bonds		1/15/2024		10,601
	ING BANK NV 144A	Preferred corporate bonds	1.800%	3/16/2018		229,418
	INVITATION HOMES 2 SFR3 A 144A VAR RT	Preferred corporate bonds		8/17/2032		185,255
	JP MORGAN CHASE CBX A4FL 144A VAR RT	Preferred corporate bonds		6/15/2045		165,692
	JP MORGAN CHASE CO CSMO A 144A VAR RT	Preferred corporate bonds		1/15/2032		99,470
	JP MORGAN CHASE COM FL6 A 144A VAR RT	Preferred corporate bonds		11/15/2031		99,436

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	JP MORGAN CHASE COMME CB18 A1A VAR RT	Preferred corporate bonds		6/12/2047		115
	JP MORGAN CHASE COMMER JP1 C VAR RT	Preferred corporate bonds		1/15/2049		71,280
	JPMORGAN CHASE & CO	Preferred corporate bonds	1.700%	3/1/2018		248,788
	JPMORGAN CHASE & CO	Preferred corporate bonds	2.200%	10/22/2019		39,676
	JPMORGAN CHASE & CO	Preferred corporate bonds	2.250%	1/23/2020		68,865
	JPMORGAN CHASE & CO	Preferred corporate bonds	2.750%	6/23/2020		65,290
	JPMORGAN CHASE & CO	Preferred corporate bonds	3.900%	7/15/2025		25,763
	JPMORGAN CHASE & CO	Preferred corporate bonds	4.250%	10/1/2027		59,857
	KIMBERLY-CLARK CORP	Preferred corporate bonds	2.650%	3/1/2025		4,826
	LB-UBS COMMERCIAL MORTG C2 A1A	Preferred corporate bonds	5.387%	2/15/2040		113,670
	LOCKHEED MARTIN CORP	Preferred corporate bonds	3.100%	1/15/2023		4,997
	LOWE'S COS INC	Preferred corporate bonds	4.250%	9/15/2044		9,953
	LOWE'S COS INC	Preferred corporate bonds	4.375%	9/15/2045		5,139
	LOWE'S COS INC	Preferred corporate bonds	4.650%	4/15/2042		47,599
	MCDONALD'S CORP	Preferred corporate bonds	2.750%	12/9/2020		4,997
	MEDTRONIC INC	Preferred corporate bonds	4.625%	3/15/2045		72,202
	MEMORIAL SLOAN-KETTERING CANCE	Preferred corporate bonds	4.200%	7/1/2055		9,627
	METLIFE INC	Preferred corporate bonds	4.050%	3/1/2045		32,480
	MET LIFE GLOB FUNDING I 144A	Preferred corporate bonds	1.300%	4/10/2017		149,943
	MICROSOFT CORP	Preferred corporate bonds	3.500%	2/12/2035		9,242
	ML-CFC COMMERCIAL MORTGA 4 A1A	Preferred corporate bonds	5.166%	12/12/2049		40,053

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	ML-CFC COMMERCIAL MORTGAG 4 AM	Preferred corporate bonds	5.204%	12/12/2049		46,182
	MORGAN STANLEY	Preferred corporate bonds	4.000%	7/23/2025		25,744
	MORGAN STANLEY	Preferred corporate bonds	5.625%	9/23/2019		110,360
	MORGAN STANLEY BANK	Preferred corporate bonds	3.479%	5/15/2048		140,518
	MORGAN STANLEY BANK	Preferred corporate bonds		10/15/2048		84,265
	MORGAN STANLEY CAPITAL	Preferred corporate bonds		2/12/2044		77,505
	MORGAN STANLEY CAPITAL	Preferred corporate bonds		4/15/2049		55,899
	MORGAN STANLEY CAPITAL	Preferred corporate bonds	5.328%	11/12/2041		159
	MORGAN STANLEY CAPITAL	Preferred corporate bonds		4/15/2049		205,125
	MORGAN STANLEY REREM	Preferred corporate bonds	2.000%	7/27/2049		110,000
	NAVIENT PRIVATE EDUCATION	Preferred corporate bonds		5/16/2022		42,854
	NAVIENT PRIVATE EDUCATION	Preferred corporate bonds		12/15/2021		57,630
	NBCUNIVERSAL MEDIA LLC	Preferred corporate bonds	4.450%	1/15/2043		29,393
	NEXTGEAR FLOORPLAN	Preferred corporate bonds	1.920%	10/15/2019		99,129
	ONE GAS INC	Preferred corporate bonds	4.658%	2/1/2044		15,538
	ONEMAIN FINANCIAL	Preferred corporate bonds	2.430%	6/18/2024		99,655
	ONEMAIN FINANCIAL	Preferred corporate bonds	3.190%	3/18/2026		298,140
	ONEMAIN FINANCIAL	Preferred corporate bonds	2.470%	9/18/2024		394,222
	ORACLE CORP	Preferred corporate bonds	4.375%	5/15/2055		36,593
	ORACLE CORP	Preferred corporate bonds	3.400%	7/8/2024		66,004
	ORACLE CORP	Preferred corporate bonds	4.300%	7/8/2034		24,870

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	ORACLE CORP	Preferred corporate bonds	2.800%	7/8/2021		45,581
	PACIFICORP	Preferred corporate bonds	5.750%	4/1/2037		41,090
	PACIFICORP	Preferred corporate bonds	4.100%	2/1/2042		43,397
	PETROLEOS MEXICANOS	Preferred corporate bonds	5.625%	1/23/2046		22,956
	PFIZER INC	Preferred corporate bonds	4.300%	6/15/2043		10,008
	PFS FINANCING CORP BA	Preferred corporate bonds		10/15/2019		108,524
	PHILIP MORRIS INTERNATIONAL IN	Preferred corporate bonds	4.500%	3/20/2042		4,962
	PHILIP MORRIS INTERNATIONAL IN	Preferred corporate bonds	4.125%	3/4/2043		47,263
	PHILLIPS 66	Preferred corporate bonds	4.875%	11/15/2044		22,304
	PRESTIGE AUTO RECEI	Preferred corporate bonds	1.520%	4/15/2020		114,671
	QUALCOMM INC	Preferred corporate bonds	3.450%	5/20/2025		25,928
	QUALCOMM INC	Preferred corporate bonds	4.800%	5/20/2045		7,108
	ROGERS COMMUNICATIONS INC	Preferred corporate bonds	3.625%	12/15/2025		9,836
	ROYAL BANK OF CANADA	Preferred corporate bonds	1.200%	9/19/2017		393,133
	SAMSUNG ELECTRONICS AMERICA	Preferred corporate bonds	1.750%	4/10/2017		199,546
	SANTANDER DRIVE AUTO	Preferred corporate bonds	1.780%	11/15/2018		129,892
	SANTANDER DRIVE AUTO	Preferred corporate bonds	0.670%	1/16/2018		32,956
	SANTANDER DRIVE AUTO	Preferred corporate bonds	0.720%	4/16/2018		42,626
	SANTANDER DRIVE AUTO	Preferred corporate bonds	1.550%	10/15/2018		82,078
	SCHLUMBERGER HLDGS CORP	Preferred corporate bonds	3.000%	12/21/2020		64,160
	SFAVE COMMERCIAL 5AVE	Preferred corporate bonds		1/5/2043		97,155

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	SHELL INTERNATIONAL FINANCE BV	Preferred corporate bonds	2.125%	5/11/2020		19,675
	SHELL INTERNATIONAL FINANCE BV	Preferred corporate bonds	4.125%	5/11/2035		23,863
	SHELL INTERNATIONAL FINANCE BV	Preferred corporate bonds	4.375%	5/11/2045		42,483
	SHELL INTERNATIONAL FINANCE BV	Preferred corporate bonds	4.550%	8/12/2043		48,601
	SIMON PROPERTY GROUP LP	Preferred corporate bonds	3.375%	3/15/2022		25,776
	SIMON PROPERTY GROUP LP	Preferred corporate bonds	3.375%	10/1/2024		45,426
	SLM PRIVATE CREDIT STUDENT	Preferred corporate bonds		6/15/2021		35,139
	SLM PRIVATE EDUCATION	Preferred corporate bonds	1.770%	5/17/2027		97,803
	SLM PRIVATE EDUCATION	Preferred corporate bonds		5/17/2027		99,221
	SLM PRIVATE EDUCATION	Preferred corporate bonds		6/17/2030		118,711
	SLM PRIVATE EDUCATION	Preferred corporate bonds		7/15/2022		49,539
	SLM PRIVATE EDUCATION	Preferred corporate bonds		8/15/2025		39,601
	SLM PRIVATE EDUCATION	Preferred corporate bonds		2/15/2022		68,786
	SLM PRIVATE EDUCATION	Preferred corporate bonds	3.310%	10/15/2046		116,449
	SLM PRIVATE EDUCATION	Preferred corporate bonds		10/16/2023		53,017
	SOUTHERN CALIFORNIA EDISON CO	Preferred corporate bonds	1.250%	11/1/2017		49,727
	SOUTHWESTERN PUBLIC SERVICE CO	Preferred corporate bonds	3.300%	6/15/2024		50,534
	STATE STREET CORP	Preferred corporate bonds	2.550%	8/18/2020		30,373
	STATE STREET CORP	Preferred corporate bonds	3.700%	11/20/2023		31,216
	STATOIL ASA	Preferred corporate bonds	2.450%	1/17/2023		71,096
	STRIPS 2012-1 LTD	Preferred corporate bonds	1.500%	12/25/2044		18,616

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	SUNOCO LOGISTICS PARTNER	Preferred corporate bonds	5.950%	12/1/2025		28,580
	TOTAL CAPITAL INTL SA	Preferred corporate bonds	2.750%	6/19/2021		24,904
	TRAVELERS COS INC	Preferred corporate bonds	4.300%	8/25/2045		10,081
	UNION PACIFIC CORP	Preferred corporate bonds	3.375%	2/1/2035		4,516
	UNION PACIFIC CORP	Preferred corporate bonds	3.750%	3/15/2024		47,210
	UNION PACIFIC CORP	Preferred corporate bonds	3.875%	2/1/2055		13,227
	UNION PACIFIC RR CO	Preferred corporate bonds	3.227%	5/14/2026		19,267
	UNITEDHEALTH GROUP INC	Preferred corporate bonds	2.700%	7/15/2020		15,157
	UNITEDHEALTH GROUP INC	Preferred corporate bonds	2.875%	12/15/2021		76,040
	UNITEDHEALTH GROUP INC	Preferred corporate bonds	3.350%	7/15/2022		46,028
	UNITEDHEALTH GROUP INC	Preferred corporate bonds	4.625%	7/15/2035		31,144
	UNITEDHEALTH GROUP INC	Preferred corporate bonds	4.750%	7/15/2045		5,266
	VIRGINIA ELECTRIC AND POWER CO	Preferred corporate bonds	6.000%	5/15/2037		79,662
	VIRGINIA ELECTRIC AND POWER CO	Preferred corporate bonds	6.350%	11/30/2037		6,396
	VISA INC	Preferred corporate bonds	2.800%	12/14/2022		60,248
	VISA INC	Preferred corporate bonds	3.150%	12/14/2025		50,062
	VISA INC	Preferred corporate bonds	4.150%	12/14/2035		35,335
	VISA INC	Preferred corporate bonds	4.300%	12/14/2045		10,146
	VOLKSWAGEN INTERNATIONAL 144A	Preferred corporate bonds	1.125%	11/18/2016		197,580
	WAL-MART STORES INC	Preferred corporate bonds	4.000%	4/11/2043		9,711
	WELLS FARGO & CO	Preferred corporate bonds	2.550%	12/7/2020		24,877

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	WELLS FARGO & CO	Preferred corporate bonds	2.600%	7/22/2020		79,795
	WELLS FARGO & CO	Preferred corporate bonds	3.900%	5/1/2045		46,108
	WELLS FARGO & CO	Preferred corporate bonds	4.300%	7/22/2027		25,538
	WELLS FARGO & CO	Preferred corporate bonds	4.900%	11/17/2045		15,134
	WELLS FARGO COMMERCIAL	Preferred corporate bonds	3.540%	5/15/2048		150,673
	WELLS FARGO COMMERCIAL	Preferred corporate bonds		12/15/2048		137,820
	WF-4BS COMMERCIAL M 144A	Preferred corporate bonds	3.791%	2/15/2044		59,877
	WORLD FINANCIAL NETWORK	Preferred corporate bonds	1.610%	12/15/2021		213,696
				Total preferred corporate bonds		15,433,485

	21ST CENTURY FOX AMERICA INC	Corporate bonds	7.750%	1/20/2024		12,375
	21ST CENTURY FOX AMERICA INC	Corporate bonds	8.500%	2/23/2025		19,263
	ABBVIE INC	Corporate bonds	2.500%	5/14/2020		44,548
	ABBVIE INC	Corporate bonds	2.900%	11/6/2022		24,186
	ABBVIE INC	Corporate bonds	3.600%	5/14/2025		19,739
	ABBVIE INC	Corporate bonds	4.400%	11/6/2042		56,035
	ABBVIE INC	Corporate bonds	4.500%	5/14/2035		39,184
	ABBVIE INC	Corporate bonds	4.700%	5/14/2045		9,775
	ACTAVIS FUNDING SCS	Corporate bonds	2.350%	3/12/2018		80,083
	ACTAVIS FUNDING SCS	Corporate bonds	3.000%	3/12/2020		59,952
	ACTAVIS INC	Corporate bonds	1.875%	10/1/2017		89,893

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	AGRIUM INC	Corporate bonds	4.125%	3/15/2035		4,253
	ALTRIA GROUP INC	Corporate bonds	5.375%	1/31/2044		26,891
	AMERICAN INTERNATIONAL GROUP	Corporate bonds	3.750%	7/10/2025		19,821
	AMERICAN INTERNATIONAL GROUP	Corporate bonds	3.875%	1/15/2035		8,820
	AMERICAN INTERNATIONAL GROUP	Corporate bonds	4.375%	1/15/2055		42,964
	AMERICAN INTERNATIONAL GROUP	Corporate bonds	4.875%	6/1/2022		59,397
	AMERICAN TOWER CORP	Corporate bonds	4.000%	6/1/2025		14,744
	AMERICAN TRANSMISSION SYS 144A	Corporate bonds	5.250%	1/15/2022		81,817
	AMGEN INC	Corporate bonds	3.625%	5/22/2024		59,978
	AMGEN INC	Corporate bonds	4.400%	5/1/2045		23,163
	AMGEN INC	Corporate bonds	5.150%	11/15/2041		45,686
	ANADARKO PETROLEUM CORP	Corporate bonds	5.950%	9/15/2016		138,720
	ANADARKO PETROLEUM CORP	Corporate bonds	6.375%	9/15/2017		115,348
	ANADARKO PETROLEUM CORP	Corporate bonds	6.450%	9/15/2036		24,096
	ANTHEM INC	Corporate bonds	4.650%	1/15/2043		23,789
	ANTHEM INC	Corporate bonds	4.650%	8/15/2044		19,062
	AON PLC	Corporate bonds	4.600%	6/14/2044		9,628
	AON PLC	Corporate bonds	4.750%	5/15/2045		9,886
	AT&T	Corporate bonds	2.300%	3/11/2019		9,995
	AT&T	Corporate bonds	2.375%	11/27/2018		10,068
	AT&T	Corporate bonds	3.000%	6/30/2022		63,441

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	AT&T	Corporate bonds	4.300%	12/15/2042		12,817
	AT&T	Corporate bonds	4.350%	6/15/2045		17,109
	AT&T	Corporate bonds	4.500%	5/15/2035		13,873
	AT&T	Corporate bonds	4.750%	5/15/2046		27,468
	AT&T	Corporate bonds	4.800%	6/15/2044		59,549
	AT&T	Corporate bonds	5.350%	9/1/2040		4,939
	AVALONBAY COMMUNITIES INC	Corporate bonds	2.850%	3/15/2023		106,188
	AVIATION CAPITAL GROUP CO 144A	Corporate bonds	2.875%	9/17/2018		49,713
	BAE SYSTEMS HOLDINGS INC 144A	Corporate bonds	3.850%	12/15/2025		9,900
	BANK OF AMERICA CORP	Corporate bonds	2.250%	4/21/2020		117,104
	BANK OF AMERICA CORP	Corporate bonds	2.600%	1/15/2019		45,147
	BANK OF AMERICA CORP	Corporate bonds	3.875%	8/1/2025		60,908
	BANK OF AMERICA CORP	Corporate bonds	3.950%	4/21/2025		92,508
	BANK OF AMERICA CORP	Corporate bonds	4.000%	1/22/2025		102,787
	BARCLAYS PLC	Corporate bonds	4.375%	9/11/2024		195,564
	BAXALTA INC	Corporate bonds	4.000%	6/23/2025		14,844
	BECTON DICKINSON AND CO	Corporate bonds	1.800%	12/15/2017		4,993
	BECTON DICKINSON AND CO	Corporate bonds	2.675%	12/15/2019		5,027
	BECTON DICKINSON AND CO	Corporate bonds	3.734%	12/15/2024		10,085
	BOSTON SCIENTIFIC CORPORATION	Corporate bonds	2.850%	5/15/2020		14,922
	BOSTON SCIENTIFIC CORPORATION	Corporate bonds	3.850%	5/15/2025		49,197

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	CABELA'S CREDIT CARD	Corporate bonds	2.260%	3/15/2023		94,286
	CALIFORNIA INSTITUTE OF TECHNOLOGY	Corporate bonds	4.321%	8/1/2045		36,232
	CANADIAN PACIFIC RAILWAY CO	Corporate bonds	3.700%	2/1/2026		4,920
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	4.200%	10/29/2025		42,456
	CDGJ COMMERCIAL MO BXCH A 144A	Corporate bonds		12/15/2027		99,373
	CELGENE CORP	Corporate bonds	2.875%	8/15/2020		24,812
	CELGENE CORP	Corporate bonds	3.250%	8/15/2022		24,802
	CF INDUSTRIES INC	Corporate bonds	5.375%	3/15/2044		8,697
	CHARTER COMMUNICATIONS OP 144A	Corporate bonds	3.579%	7/23/2020		34,790
	CHARTER COMMUNICATIONS OP 144A	Corporate bonds	4.464%	7/23/2022		104,634
	CHARTER COMMUNICATIONS OP 144A	Corporate bonds	4.908%	7/23/2025		59,942
	CHARTER COMMUNICATIONS OP 144A	Corporate bonds	6.384%	10/23/2035		50,517
	CHARTER COMMUNICATIONS OP 144A	Corporate bonds	6.484%	10/23/2045		35,057
	CHARTER COMMUNICATIONS OP 144A	Corporate bonds	6.834%	10/23/2055		14,779
	CHASE ISSUANCE TRUST	Corporate bonds	1.580%	8/16/2021		137,880
	CIGNA CORP	Corporate bonds	3.250%	4/15/2025		14,719
	CITIGROUP INC	Corporate bonds	1.800%	2/5/2018		94,636
	CITIGROUP INC	Corporate bonds	2.500%	7/29/2019		29,955
	COMM 2014-FL5 MORTG 144A	Corporate bonds		10/15/2031		99,527
	COMM 2015-CCRE25 MORTGAGE	Corporate bonds		8/10/2048		91,262
	CONTINENTAL RESOURCES INC	Corporate bonds	4.500%	4/15/2023		10,777

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	CONTINENTAL RESOURCES INC	Corporate bonds	4.900%	6/1/2044		6,030
	COVENTRY HEALTH CARE INC	Corporate bonds	5.450%	6/15/2021		71,794
	COX COMMUNICATIONS INC	Corporate bonds	8.375%	3/1/2039		38,569
	CREDIT ACCEPTANCE AU 144A	Corporate bonds	2.000%	7/15/2022		247,926
	CREDIT ACCEPTANCE AU 144A	Corporate bonds	1.880%	3/15/2022		248,824
	CREDIT SUISE COMMERCIAL C5	Corporate bonds	5.343%	12/15/2039		81,583
	CREDIT SUISSE GROUP FUNDI 144A	Corporate bonds	2.750%	3/26/2020		247,630
	CVS HEALTH CORP	Corporate bonds	2.800%	7/20/2020		20,090
	CVS HEALTH CORP	Corporate bonds	3.875%	7/20/2025		20,412
	CVS HEALTH CORP	Corporate bonds	4.875%	7/20/2035		56,787
	CVS HEALTH CORP	Corporate bonds	5.125%	7/20/2045		31,603
	CVS HEALTH CORP	Corporate bonds	5.300%	12/5/2043		10,741
	DEVON ENERGY CORP	Corporate bonds	5.300%	5/15/2022		38,252
	DEVON ENERGY CORP	Corporate bonds	5.000%	6/15/2045		3,790
	DIRECTV HOLDINGS LLC	Corporate bonds	4.450%	4/1/2024		20,542
	DIRECTV HOLDINGS LLC	Corporate bonds	4.600%	2/15/2021		26,479
	DISCOVER FINANCIAL SERVICES	Corporate bonds	3.750%	3/4/2025		24,008
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	4.875%	4/1/2043		16,462
	DOW CHEMICAL CO	Corporate bonds	4.250%	10/1/2034		9,025
	DOW CHEMICAL CO	Corporate bonds	4.375%	11/15/2042		8,709
	EASTMAN CHEMICAL CO	Corporate bonds	2.700%	1/15/2020		14,852

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	EASTMAN CHEMICAL CO	Corporate bonds	3.800%	3/15/2025		48,422
	EASTMAN CHEMICAL CO	Corporate bonds	4.650%	10/15/2044		4,439
	EATON CORP	Corporate bonds	2.750%	11/2/2022		29,029
	ECOPETROL	Corporate bonds	4.125%	1/16/2025		64,000
	EL PASO NATURAL GAS CO LLC	Corporate bonds	5.950%	4/15/2017		60,685
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	4.050%	3/15/2025		49,276
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	4.900%	2/1/2024		4,457
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	4.900%	3/15/2035		36,356
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	6.500%	2/1/2042		52,864
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	1.650%	5/7/2018		14,633
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	3.750%	2/15/2025		64,029
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	4.900%	5/15/2046		16,344
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	5.100%	2/15/2045		33,506
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds		8/1/2066		31,325
	ERP OPERATING LP	Corporate bonds	3.375%	6/1/2025		14,862
	ERP OPERATING LP	Corporate bonds	4.500%	6/1/2045		10,201
	EXELON CORRP	Corporate bonds	2.850%	6/15/2020		14,918
	FEDEX CORP	Corporate bonds	3.875%	8/1/2042		38,949
	FEDEX CORP	Corporate bonds	4.100%	2/1/2045		8,911
	FIDELITY NATIONAL INFORMATION	Corporate bonds	3.500%	4/15/2023		9,548
	FIRST INVESTORS AUT 144A	Corporate bonds	0.900%	10/15/2018		5,693

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FIRSTENERGY TRANSMISSION 144A	Corporate bonds	4.350%	1/15/2025		25,342
	FREEPORT-MCMORAN INC	Corporate bonds	4.000%	11/14/2021		21,000
	FREEPORT-MCMORAN INC	Corporate bonds	5.400%	11/14/2034		7,950
	GENERAL MOTORS FINANCIAL CO INC	Corporate bonds	3.150%	1/15/2020		59,463
	GENERAL MOTORS FINANCIAL CO INC	Corporate bonds	3.450%	4/10/2022		62,352
	GOLDMAN SACHS GROUP INC	Corporate bonds	2.550%	10/23/2019		149,941
	GOLDMAN SACHS GROUP INC	Corporate bonds	2.600%	4/23/2020		44,658
	GOLDMAN SACHS GROUP INC	Corporate bonds	2.900%	7/19/2018		56,075
	GOLDMAN SACHS GROUP INC	Corporate bonds	4.250%	10/21/2025		29,771
	GOLDMAN SACHS GROUP INC	Corporate bonds	4.800%	7/8/2044		59,652
	GOLDMAN SACHS GROUP INC	Corporate bonds	5.150%	5/22/2045		58,283
	GOLDMAN SACHS GROUP INC	Corporate bonds		4/30/2018		65,295
	GTE CORP	Corporate bonds	6.940%	4/15/2028		5,917
	HARRIS CORP	Corporate bonds	2.700%	4/27/2020		9,811
	HARTFORD FINANCIAL SERVICES GROUP	Corporate bonds	4.300%	4/15/2043		9,307
	HEWLETT PACKARD ENTERPRISES 144A	Corporate bonds	2.850%	10/5/2018		44,975
	HEWLETT PACKARD ENTERPRISES 144A	Corporate bonds	3.600%	10/15/2020		50,115
	HILTON USA TRUST 144A	Corporate bonds	2.662%	11/5/2030		100,075
	HOST HOTELS & RESORTS LP	Corporate bonds	4.750%	3/1/2023		77,516
	ICAHN ENTERPRISES LP	Corporate bonds	3.500%	3/15/2017		15,075
	ICAHN ENTERPRISES LP	Corporate bonds	6.000%	8/1/2020		40,336

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	INTERNATIONAL LEASE FINANCE 144A	Corporate bonds	7.125%	9/1/2018		32,887
	INTERNATIONAL PAPER CO	Corporate bonds	3.650%	6/15/2024		29,342
	INTERNATIONAL PAPER CO	Corporate bonds	4.800%	6/15/2044		4,549
	JABIL CIRCUIT INC	Corporate bonds	8.250%	3/15/2018		66,075
	KEYCORP	Corporate bonds	2.900%	9/15/2020		14,944
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	3.500%	3/1/2021		49,218
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	3.500%	9/1/2023		4,146
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	3.950%	9/1/2022		4,353
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	4.300%	5/1/2024		73,084
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	5.000%	8/15/2042		7,378
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	5.400%	9/1/2044		22,672
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	6.500%	4/1/2020		20,406
	KRAFT HEINZ FOODS CO 144A	Corporate bonds	5.200%	7/15/2045		15,674
	LB-UBS COMMERCIAL MORTGAGE	Corporate bonds	5.455%	2/15/2040		61,833
	LOCKHEED MARTIN CORP	Corporate bonds	3.550%	1/15/2026		10,035
	LOCKHEED MARTIN CORP	Corporate bonds	3.600%	3/1/2035		26,828
	LOCKHEED MARTIN CORP	Corporate bonds	3.800%	3/1/2045		4,432
	LOCKHEED MARTIN CORP	Corporate bonds	4.500%	5/15/2036		10,124
	LOCKHEED MARTIN CORP	Corporate bonds	4.700%	5/15/2046		10,244
	LYB INTERNATIONAL FRANCE BV	Corporate bonds	4.000%	7/15/2023		19,937
	MARATHON PETROLEUM CORP	Corporate bonds	4.750%	9/15/2044		49,044

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	MARSH & MCLENNAN COS INC	Corporate bonds	3.750%	3/14/2026		5,007
	MASSACHUSETTS INSTITUTE OF TEC	Corporate bonds	4.678%	7/1/2114		56,746
	MCDONALD'S CORP	Corporate bonds	3.700%	1/30/2026		4,996
	MCDONALD'S CORP	Corporate bonds	4.600%	5/26/2045		9,660
	MCDONALD'S CORP	Corporate bonds	4.700%	12/9/2035		4,982
	MCDONALD'S CORP	Corporate bonds	4.875%	12/9/2045		10,061
	MERRILL LYNCH MORTGAGE	Corporate bonds		6/12/2050		84,346
	MORGAN STANLEY	Corporate bonds	1.875%	1/15/2018		39,961
	MORGAN STANLEY	Corporate bonds	2.125%	4/25/2018		15,020
	MORGAN STANLEY	Corporate bonds	2.650%	1/27/2020		14,959
	MORGAN STANLEY	Corporate bonds	3.750%	2/25/2023		51,213
	MORGAN STANLEY	Corporate bonds	3.950%	4/23/2027		58,235
	MORGAN STANLEY	Corporate bonds	4.750%	3/22/2017		41,433
	MYLAN INC	Corporate bonds	5.400%	11/29/2043		9,237
	MYLAN INC 144A	Corporate bonds	3.125%	1/15/2023		55,055
	NOBLE ENERGY INC	Corporate bonds	5.250%	11/15/2043		60,504
	NORTHROP GRUMMAN CORP	Corporate bonds	3.850%	4/15/2045		17,972
	OMNICOM GROUP	Corporate bonds	5.900%	4/15/2016		10,128
	PETROLEOS MEXICANOS	Corporate bonds	6.000%	3/5/2020		15,585
	PETROLEOS MEXICANOS	Corporate bonds	6.500%	6/2/2041		34,580
	PETROLEOS MEXICANOS	Corporate bonds	8.000%	5/3/2019		16,513

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	PLAINS ALL AMERICAN PIPELINE	Corporate bonds	4.650%	10/15/2025		21,824
	PLAINS ALL AMERICAN PIPELINE	Corporate bonds	4.900%	2/15/2045		10,788
	PPL CAPITAL FUNDING INC	Corporate bonds	5.000%	3/15/2044		15,465
	PROGRESS ENERGY INC	Corporate bonds	7.000%	10/30/2031		36,938
	PRUDENTIAL FINANCIAL INC	Corporate bonds	3.500%	5/15/2024		30,125
	QVC INC	Corporate bonds	5.450%	8/15/2034		38,926
	REYNOLDS AMERICAN INC	Corporate bonds	3.250%	6/12/2020		15,245
	REYNOLDS AMERICAN INC	Corporate bonds	4.450%	6/12/2025		73,208
	REYNOLDS AMERICAN INC	Corporate bonds	5.850%	8/15/2045		11,117
	ROGERS COMMUNICATIONS INC	Corporate bonds	5.000%	3/15/2044		15,101
	ROYAL BANK OF SCOTLAND GROUP	Corporate bonds	6.000%	12/19/2023		26,925
	SANTANDER DRIVE AUTO	Corporate bonds	1.810%	4/15/2019		109,883
	SANTANDER HOLDINGS USA INC	Corporate bonds	2.650%	4/17/2020		14,716
	SANTANDER HOLDINGS USA INC	Corporate bonds	4.500%	7/17/2025		30,538
	SANTANDER UK GROUP HOLDINGS	Corporate bonds	2.875%	10/16/2020		14,898
	SOUTHERN COPPER CORP	Corporate bonds	5.875%	4/23/2045		26,814
	ST JUDE MEDICAL INC	Corporate bonds	3.875%	9/15/2025		5,047
	STEELRIVER TRANSMISSION 144A	Corporate bonds	4.710%	6/30/2017		73,827
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	3.450%	1/15/2023		21,101
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	4.400%	4/1/2021		19,381
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	5.300%	4/1/2044		3,721

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	5.350%	5/15/2045		11,132
	SYNCHRONY FINANCIAL	Corporate bonds	2.700%	2/3/2020		4,904
	SYNCHRONY FINANCIAL	Corporate bonds	4.500%	7/23/2025		24,941
	TEVA PHARMACEUTICAL FINANCE CO	Corporate bonds	2.950%	12/18/2022		33,507
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	3.600%	8/15/2021		25,386
	TIME WARNER CABLE INC	Corporate bonds	4.125%	2/15/2021		35,738
	TIME WARNER CABLE INC	Corporate bonds	5.000%	2/1/2020		47,635
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.150%	3/15/2024		61,660
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.272%	1/15/2036		18,056
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.400%	11/1/2034		83,037
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.862%	8/21/2046		14,201
	VERIZON COMMUNICATIONS INC	Corporate bonds	5.012%	8/21/2054		54,935
	WASTE MANAGEMENT INC	Corporate bonds	3.900%	3/1/2035		4,656
	WASTE MANAGEMENT INC	Corporate bonds	4.100%	3/1/2045		4,650
	WILLIAMS PARTNERS LP	Corporate bonds	3.600%	3/15/2022		82,574
	WILLIAMS PARTNERS LP	Corporate bonds	4.300%	3/4/2024		71,320
	WILLIAMS PARTNERS LP	Corporate bonds	4.500%	11/15/2023		8,094
	WORLD FINANCIAL NETWORK	Corporate bonds	2.230%	8/15/2022		90,334
	WORLD FINANCIAL NETWORK	Corporate bonds	3.090%	4/17/2023		70,211
				Total corporate bonds		8,760,716

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FEDERAL HOME LN MTG CORP	Government sponsored entity	1.200%	10/29/2018		282,919
	FEDERAL HOME LN BK CONS	Government sponsored entity	5.500%	7/15/2036		155,878
	FEDERAL HOME LN MTG CORP	Government sponsored entity	6.750%	3/15/2031		14,336
	FEDERAL HOME LN MTG CORP	Government sponsored entity	6.250%	7/15/2032		41,707
	FEDERAL NATL MTG ASSN	Government sponsored entity	1.000%	9/20/2017		339,251
				Total government sponsored entity		834,091

	CALIFORNIA ST	State and local obligations	5.000%	9/1/2042		28,908
	CALIFORNIA ST HLTH FACS FING A	State and local obligations	5.000%	8/15/2052		16,639
	UNIV OF CALIFORNIA REVENUES	State and local obligations	4.767%	5/11/2115		33,215
	UNIV OF CALIFORNIA REVENUES	State and local obligations	4.858%	5/15/2039		14,271
	LAS VEGAS VLY NV WTR DIST	State and local obligations	5.000%	6/1/2039		46,480
	MASSACHUSETTS ST SCH BLDG AUTH	State and local obligations	5.000%	10/15/2041		22,986
	MET SAINT LOUIS MO SWR DIST WS	State and local obligations	5.000%	5/1/2042		22,730
	NEW JERSEY ST HLTH CARE FACS F	State and local obligations	5.000%	7/1/2044		16,466
	NEW JERSEY ST TRANSPRTN TRUSTF	State and local obligations	5.000%	6/15/2036		84,000
	NEW YORK CITY NY MUNI WTR FINA	State and local obligations	5.000%	6/15/2047		28,312
	NEW YORK ST URBAN DEV CORP REV	State and local obligations	5.000%	3/15/2024		42,339
			Total state and local obligations			356,346

	FEDERAL HOME LN MTG CORP STRIP	Agency mortgage backed securities		9/15/2029		12,394

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FEDERAL HOME LN MTG CORP STRIP	Agency mortgage backed securities		3/15/2031		5,839
	FEDERAL NATL MTG ASSN STRIP	Agency mortgage backed securities		5/15/2030		121,302
	FHLMC POOL #2B-0646	Agency mortgage backed securities		7/1/2042		49,492
	FHLMC POOL #A7-1746	Agency mortgage backed securities	5.500%	1/1/2038		50,234
	FHLMC POOL #A8-1740	Agency mortgage backed securities	5.500%	9/1/2038		32,649
	FHLMC POOL #G0-1838	Agency mortgage backed securities	5.000%	7/1/2035		53,239
	FHLMC POOL #G0-1840	Agency mortgage backed securities	5.000%	7/1/2035		40,694
	FHLMC POOL #G0-7550	Agency mortgage backed securities	3.000%	8/1/2043		85,877
	FHLMC POOL #G0-7553	Agency mortgage backed securities	5.500%	6/1/2041		55,083
	FHLMC POOL #G0-7786	Agency mortgage backed securities	4.000%	8/1/2044		93,838
	FHLMC POOL #G0-7962	Agency mortgage backed securities	5.000%	11/1/2041		91,392
	FHLMC POOL #G0-8624	Agency mortgage backed securities	4.000%	1/1/2045		94,128
	FHLMC POOL #G1-4010	Agency mortgage backed securities	5.500%	5/1/2022		85,135
	FHLMC POOL #G6-0018	Agency mortgage backed securities	4.500%	12/1/2043		95,743
	FHLMC POOL #G6-0148	Agency mortgage backed securities	4.500%	7/1/2045		101,676
	FHLMC POOL #G6-0198	Agency mortgage backed securities	4.500%	9/1/2044		101,457
	FHLMC POOL #G6-0250	Agency mortgage backed securities	3.500%	10/1/2045		204,952
	FHLMC POOL #J0-0252	Agency mortgage backed securities	5.500%	10/1/2020		4,398
	FHLMC POOL #J0-2895	Agency mortgage backed securities	5.500%	6/1/2021		11,434
	FHLMC POOL #J0-3286	Agency mortgage backed securities	5.000%	9/1/2021		53,255
	FHLMC POOL #Q0-0804	Agency mortgage backed securities	4.500%	5/1/2041		27,312

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FHLMC POOL #Q0-0959	Agency mortgage backed securities	4.500%	5/1/2041		33,278
	FHLMC POOL #Q1-6673	Agency mortgage backed securities	3.000%	3/1/2043		83,082
	FHLMC POOL #Q3-1644	Agency mortgage backed securities	4.000%	2/1/2045		492,734
	FHLMC POOL #Q3-6968	Agency mortgage backed securities	3.500%	10/1/2045		102,514
	FHLMC POOL #V6-0840	Agency mortgage backed securities	3.000%	6/1/2030		99,663
	FHLMC POOL #V8-0169	Agency mortgage backed securities	3.000%	7/1/2043		170,758
	FHLMC MULTICLASS MTG K050 A2	Agency mortgage backed securities		8/25/2025		112,545
	FNMA POOL #0254548	Agency mortgage backed securities	5.500%	12/1/2032		49,914
	FNMA POOL #0255316	Agency mortgage backed securities	5.000%	7/1/2019		4,580
	FNMA POOL #0555424	Agency mortgage backed securities	5.500%	5/1/2033		38,827
	FNMA POOL #0555591	Agency mortgage backed securities	5.500%	7/1/2033		16,890
	FNMA POOL #0676654	Agency mortgage backed securities	5.500%	1/1/2033		47,859
	FNMA POOL #0676661	Agency mortgage backed securities	5.500%	1/1/2033		33,726
	FNMA POOL #0888601	Agency mortgage backed securities	5.500%	6/1/2020		16,903
	FNMA POOL #0889466	Agency mortgage backed securities	6.000%	5/1/2038		11,929
	FNMA POOL #0889983	Agency mortgage backed securities	6.000%	10/1/2038		6,305
	FNMA POOL #0909353	Agency mortgage backed securities	5.500%	2/1/2022		35,231
	FNMA POOL #0987325	Agency mortgage backed securities		9/1/2038		28,595
	FNMA POOL #0995113	Agency mortgage backed securities	5.500%	9/1/2036		79,402
	FNMA POOL #0995320	Agency mortgage backed securities	4.500%	12/1/2020		32,498
	FNMA POOL #0995324	Agency mortgage backed securities	5.000%	12/1/2020		54,296

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FNMA POOL #0AB3251	Agency mortgage backed securities	3.500%	7/1/2026		139,245
	FNMA POOL #0AB4530	Agency mortgage backed securities	4.000%	2/1/2042		40,912
	FNMA POOL #0AB8701	Agency mortgage backed securities	3.000%	3/1/2043		81,631
	FNMA POOL #0AB9016	Agency mortgage backed securities	3.000%	4/1/2043		81,844
	FNMA POOL #0AB9857	Agency mortgage backed securities	3.000%	7/1/2043		602,937
	FNMA POOL #0AD0454	Agency mortgage backed securities	5.000%	11/1/2021		23,227
	FNMA POOL #0AD7992	Agency mortgage backed securities	4.500%	7/1/2040		23,280
	FNMA POOL #0AD8036	Agency mortgage backed securities	4.500%	8/1/2040		70,949
	FNMA POOL #0AE0096	Agency mortgage backed securities	5.500%	7/1/2025		62,773
	FNMA POOL #0AE0812	Agency mortgage backed securities	5.000%	7/1/2025		71,053
	FNMA POOL #0AE0919	Agency mortgage backed securities	5.000%	5/1/2021		49,922
	FNMA POOL #0AH6958	Agency mortgage backed securities		2/1/2041		27,864
	FNMA POOL #0AL0533	Agency mortgage backed securities		7/1/2041		48,290
	FNMA POOL #0AL1704	Agency mortgage backed securities	6.500%	5/1/2040		44,394
	FNMA POOL #0AL1938	Agency mortgage backed securities	4.000%	12/1/2026		31,953
	FNMA POOL #0AL2482	Agency mortgage backed securities	4.500%	9/1/2042		33,695
	FNMA POOL #0AL2499	Agency mortgage backed securities	4.500%	1/1/2042		435,184
	FNMA POOL #0AL2683	Agency mortgage backed securities	4.000%	9/1/2026		43,775
	FNMA POOL #0AL3162	Agency mortgage backed securities	3.000%	2/1/2043		81,317
	FNMA POOL #0AL4009	Agency mortgage backed securities	3.500%	7/1/2043		87,230
	FNMA POOL #0AL4014	Agency mortgage backed securities	3.500%	7/1/2043		85,467

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FNMA POOL #0AL4141	Agency mortgage backed securities	6.000%	4/1/2040		52,179
	FNMA POOL #0AL4244	Agency mortgage backed securities	4.000%	7/1/2042		83,282
	FNMA POOL #0AL4682	Agency mortgage backed securities	3.500%	12/1/2043		88,304
	FNMA POOL #0AL5097	Agency mortgage backed securities	4.500%	9/1/2043		75,030
	FNMA POOL #0AL5231	Agency mortgage backed securities	4.500%	9/1/2042		68,288
	FNMA POOL #0AL5601	Agency mortgage backed securities	4.000%	8/1/2044		284,013
	FNMA POOL #0AL5884	Agency mortgage backed securities	3.500%	8/1/2029		91,339
	FNMA POOL #0AL5956	Agency mortgage backed securities	4.000%	5/1/2027		78,653
	FNMA POOL #0AL6144	Agency mortgage backed securities	3.000%	1/1/2030		95,238
	FNMA POOL #0AL6302	Agency mortgage backed securities	4.500%	10/1/2041		86,110
	FNMA POOL #0AL6838	Agency mortgage backed securities	4.000%	4/1/2043		825,209
	FNMA POOL #0AL7012	Agency mortgage backed securities	3.500%	6/1/2045		209,841
	FNMA POOL #0AP0006	Agency mortgage backed securities		7/1/2042		62,412
	FNMA POOL #0AR9194	Agency mortgage backed securities	3.000%	3/1/2043		81,349
	FNMA POOL #0AS0209	Agency mortgage backed securities	3.500%	8/1/2043		87,431
	FNMA POOL #0AS2676	Agency mortgage backed securities	3.000%	6/1/2029		87,364
	FNMA POOL #0AS4552	Agency mortgage backed securities	3.500%	3/1/2045		98,902
	FNMA POOL #0AS4696	Agency mortgage backed securities	3.500%	4/1/2045		100,000
	FNMA POOL #0AS5176	Agency mortgage backed securities	3.500%	6/1/2045		100,851
	FNMA POOL #0AS5312	Agency mortgage backed securities	3.500%	7/1/2045		101,630
	FNMA POOL #0AS5365	Agency mortgage backed securities	3.500%	7/1/2045		101,765

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	FNMA POOL #0AS5949	Agency mortgage backed securities	4.000%	10/1/2045		105,873
	FNMA POOL #0AS5964	Agency mortgage backed securities	2.500%	10/1/2030		796,085
	FNMA POOL #0AS6093	Agency mortgage backed securities	3.000%	10/1/2030		408,731
	FNMA POOL #0AT2719	Agency mortgage backed securities	3.000%	5/1/2043		82,019
	FNMA POOL #0AT6321	Agency mortgage backed securities	3.500%	6/1/2043		85,705
	FNMA POOL #0AT7940	Agency mortgage backed securities	3.500%	7/1/2043		86,321
	FNMA POOL #0AU1633	Agency mortgage backed securities	3.500%	7/1/2043		87,588
	FNMA POOL #0AW0391	Agency mortgage backed securities	3.500%	4/1/2029		90,765
	FNMA POOL #0AY0808	Agency mortgage backed securities	3.500%	4/1/2045		490,386
	FNMA POOL #0AZ4777	Agency mortgage backed securities	3.500%	10/1/2045		103,075
	FNMA POOL #0AZ8885	Agency mortgage backed securities	4.000%	10/1/2045		104,646
	FNMA POOL #0AZ9211	Agency mortgage backed securities	4.000%	10/1/2045		105,186
	FNMA POOL #0BA2889	Agency mortgage backed securities	4.000%	11/1/2045		105,607
	FNMA GTD REMIC P/T	Agency mortgage backed securities		12/27/2022		53,210
	FNMA GTD REMIC P/T 14-58 VM	Agency mortgage backed securities	4.000%	8/25/2033		109,007
	GNMA POOL #0689835	Agency mortgage backed securities	6.500%	8/15/2038		4,160
	GNMA POOL #0738019	Agency mortgage backed securities	4.500%	2/15/2041		28,508
	GNMA POOL #0745793	Agency mortgage backed securities	4.500%	7/15/2040		33,471
	GNMA POOL #0759138	Agency mortgage backed securities	4.000%	1/15/2041		48,543
	GNMA POOL #0762838	Agency mortgage backed securities	4.000%	3/15/2041		46,039
	GNMA POOL #0781590	Agency mortgage backed securities	5.500%	4/15/2033		4,962

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value
	GNMA POOL #0782510	Agency mortgage backed securities	6.500%	12/15/2038		8,121
	GNMA POOL #0782557	Agency mortgage backed securities	5.000%	1/15/2039		38,047
	GNMA POOL #0782619	Agency mortgage backed securities	5.000%	4/15/2039		22,641
	GNMA POOL #0782958	Agency mortgage backed securities	5.000%	5/15/2040		21,697
	GNMA POOL #0783609	Agency mortgage backed securities	4.500%	10/15/2040		42,737
	GNMA POOL #0783610	Agency mortgage backed securities	4.500%	11/15/2041		39,394
	GNMA II POOL #0004223	Agency mortgage backed securities	6.500%	8/20/2038		8,719
	GNMA II POOL #0004292	Agency mortgage backed securities	6.500%	11/20/2038		9,995
	GNMA II POOL #0004559	Agency mortgage backed securities	5.000%	10/20/2039		134,359
	GNMA II POOL #0004882	Agency mortgage backed securities	4.000%	12/20/2040		46,253
	GNMA II POOL #0004922	Agency mortgage backed securities	4.000%	1/20/2041		45,115
	GNMA II POOL #0005083	Agency mortgage backed securities	5.000%	6/20/2041		31,230
	GNMA II POOL #0005115	Agency mortgage backed securities	4.500%	7/20/2041		154,326
	GNMA II POOL #0783590	Agency mortgage backed securities	4.500%	6/20/2041		44,876
	GNMA II POOL #0A3034S	Agency mortgage backed securities	8.045%	8/20/2045		1,133,428
	GNMA II POOL #0MA1678	Agency mortgage backed securities	4.000%	2/20/2044		500,650
	GNMA II POOL #0MA2960	Agency mortgage backed securities	3.000%	7/20/2045		501,034
	GNMA II POOL #0MA3104	Agency mortgage backed securities	3.000%	9/20/2045		201,947
	GNMA II POOL #0MA3173	Agency mortgage backed securities	10.045%	10/20/2045		103,873
			Total agency mortgage backed securities			14,117,513

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost**	(e) Current Value

	ISRAEL ST AID	Non U.S. Government	5.500%	9/18/2033	51,649
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	3.625%	3/15/2022	60,360
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	3.500%	1/21/2021	10,150
	PERUVIAN GOVERNMENT INTERNATIONA	Non U.S. Government	4.125%	8/25/2027	78,400
	PERUVIAN GOVERNMENT INTERNATIONA	Non U.S. Government	5.625%	11/18/2050	10,200
	PROVINCE OF ONTARIO CANADA	Non U.S. Government	1.100%	10/25/2017	64,695
	TURKEY GOVERNMENT INTERNATIONA	Non U.S. Government	7.375%	2/5/2025	79,954
	URUGUAY GOVERNMENT INTERNATION	Non U.S. Government	4.375%	10/27/2027	14,738
			Total other fixed income securities		370,146

	CSGS EPOCH UNIT	Pooled Separate Accounts			17,101,176
				Total pooled separate accounts	17,101,176

	COMPUTER SCIENCES CORP	Common Stock - Employer Securities			79,342,105
*	CSRA INC.	Common Stock - Employer Securities			83,176,050
				Total common stock - employer securities	162,518,155

	U S TREASURY BOND	U.S. Treasuries	2.875%	8/15/2045	1,922,998
	U S TREASURY BOND	U.S. Treasuries	3.000%	11/15/2044	194,292

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost**	(e) Current Value
	U S TREASURY BOND	U.S. Treasuries	3.000%	11/15/2045	338,977
	U S TREASURY BOND	U.S. Treasuries	3.125%	8/15/2044	45,990
	U S TREASURY NOTE	U.S. Treasuries	0.750%	10/31/2017	79,575
	U S TREASURY NOTE	U.S. Treasuries	1.000%	9/15/2018	104,254
	U S TREASURY NOTE	U.S. Treasuries	1.250%	11/15/2018	2,316,376
	U S TREASURY NOTE	U.S. Treasuries	1.250%	12/15/2018	3,153,336
	U S TREASURY NOTE	U.S. Treasuries	1.375%	9/30/2020	2,761,483
	U S TREASURY NOTE	U.S. Treasuries	1.375%	10/31/2020	525,554
	U S TREASURY NOTE	U.S. Treasuries	1.625%	11/30/2020	313,130
	U S TREASURY NOTE	U.S. Treasuries	1.750%	9/30/2022	705,712
	U S TREASURY NOTE	U.S. Treasuries	1.875%	10/31/2022	1,466,206
	U S TREASURY NOTE	U.S. Treasuries	2.000%	8/15/2025	190,133
	U S TREASURY NOTE	U.S. Treasuries	2.000%	11/30/2022	2,421,683
	U S TREASURY NOTE	U.S. Treasuries	2.125%	8/31/2020	1,320,973
	U S TREAS-CPI INFLAT	U.S. Treasuries	0.250%	1/15/2025	699,685
	US TREAS-CPI INFLAT	U.S. Treasuries	0.375%	7/15/2025	407,830
				Total U.S. Treasuries	18,968,187

	SELF DIRECTED ACCOUNT VALUE	Other			10,990,748
				Total other	10,990,748

Form 5500, Schedule H, Line 4i CSRA Inc. EIN 47-4310550 CSRA 401(k) Plan

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
	Assets (Held at End of Year)			1,021,748,580
	* Represents Party in Interest
	**Cost information is not required for participant-directed investments and therefore is not provided.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the CSRA Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CSRA Inc.
CSRA 401(k) Plan

Date: June 28, 2016	By:	/s/ William Luebke
William Luebke, Vice President, Controller and Principal Accounting Officer